UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Rito Group Corp.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

767788102

(CUSIP Number)

Rito Group Holding Ltd

Oliaji Trade Centre, 1st Floor Victoria, Mahe, Seychelles

852-23858598

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767788102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rito Group Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Seychelles

	7.	SOLE VOTING POWER

NUMBER OF		36,200,000
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		36,200,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.33%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 767788102	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value (the “Common Stock”), of Rito Group Corp., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Room 6C, 4/F, Block C, Hong Kong Industrial Centre, 489 Castle Peak Road, Lai Chi Kok, Hong Kong.

Item 2.	Identity and Background.

(a) This statement is being filed by Rito Group Holding Limited, a Seychelles Corporation (the “Reporting Person”).

(b) The Reporting Person’s business address is Oliaji Trade Centre, 1st Floor Victoria, Mahe, Seychelles.

(c) Rito Group Holding Limited is a corporation that is engaged in the business of investment holding company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is formed in Seychelles.

Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Person acquired 17,400,000 shares of Common Stock from the Reporting Person on June 8, 2015, with consideration of $1,740.

The Reporting Person acquired 2,500,000 shares of Common Stock from the Reporting Person on March 1, 2018, with consideration of $50,000.

The Reporting Person acquired 4,900,000 shares of Common Stock from the Reporting Person on March 28, 2018, with consideration of $100,000.

The Reporting Person acquired 11,400,000 shares of Common Stock from the Reporting Person on April 24, 2018, with consideration of $6,552.

This Schedule 13D relates to Reporting Person’s acquisitions since the inception of the Issuer.

Item 4.	Purpose of Transaction.

The purpose of the transaction in Item 3 was to change the form of ownership of such shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Chan Kin Wah, the sole shareholder and director of the Reporting person, is the beneficial owner of the 36,200,000 Shares, or approximately 65.33% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive power with respect to the 36,200,000 shares beneficially owned by it.

(c) Except as set forth in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

N/A

CUSIP No. 767788102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rito Group Holding Limited

/s/ Chan Kin Wah
Chan Kin Wah

Director
Title

April 25, 2018
Date